Mail Stop 4561
								December 8, 2005


Frederick Inglis Watt
Group Finance Director
National Westminster Bank Plc England
c/o RBS
Gogarburn
PO Box 1000
Edinburgh, Scotland EH12 1HQ

Re:	National Westminster Bank Plc England
	Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 001-09266

Dear Mr. Watt:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant